

August 18, 2023

Kanishka Roy
Co-Chief Executive Officer
Plum Acquisition Corp. I
2021 Fillmore St. #2089
San Francisco, CA 94115

> **Re: Plum Acquisition Corp. I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 11, 2023**
> **File No. 001-40218**

Dear Kanishka Roy :

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Risk Factors
Applicable listing standards of the Nasdaq Stock Market LLC ("Nasdaq") may prevent the Company from exercising each monthly extension. . ., page 3

1. We note that you are seeking to extend your termination date to December 18, 2023, with the option to extend by one-month intervals an additional 6 months to June 18, 2024, a date which is 39 months from your initial public offering. We also note your disclosure here that Section IM-5101-2(b) of the NASDAQ Listing Rules requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, and that you "may not seek to exercise an otherwise-permissible one-month extension under the Articles Extension if doing so would cause [you] to be in violation of applicable listing standards of the NASDAQ," and that therefore, you may not extend the termination date beyond March 18, 2024. Please revise to clarify your statements, and to provide investors with additional context regarding the statement that you may not extend the termination

date beyond 36 months from your initial public offering. Please also revise to explain that the new termination date does not comply with this Nasdaq rule, and disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from Nasdaq.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Philip C. McDermott, Esq.